________________________________________________________________________________

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                  FORM 10-KSB

[ ]   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      FOR THE FISCAL YEAR ENDED:

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM                     TO

[x] SPECIAL FINANCIAL REPORT UNDER RULE 15d-2 OF THE SECURITIES EXCHANGE ACT OF 1934

      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
      COMMISSION FILE NUMBER 0-22055
                            ------------------------
                                    TTR INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
                            ------------------------

                   DELAWARE                                   11-3223672
        (STATE OR OTHER JURISDICTION OF                      (IRS EMPLOYER
        INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

      2 HANAGAR STREET, KFAR SABA, ISRAEL                        44425
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)

                               011-972-9-766-2393
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)
                            ------------------------

         SECURITIES REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:

                                              NAME OF EACH EXCHANGE ON
         TITLE OF EACH CLASS                       WHICH REGISTERED
         -------------------                  ------------------------
               None                                      None

         SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (TITLE OF CLASS)

     Check  whether the  issuer (1)  filed all reports  required to  be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has  been  subject  to  such  filing  requirements for  the  past  90  days.
Yes______      No __X__

     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [x]

     Issuer's revenue for its most recent fiscal year was $0.

     The aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days is $27,000,014.

     The number of shares of Common Stock outstanding as of May 9, 1997 is 4,223,548.

     Transitional Small Business Disclosure Format (check one)  Yes      No  X
                                                                   -----   -----

________________________________________________________________________________

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                                                             PAGE
                                                                                                         ------------
Independent Auditors' Report..........................................................................            F-2

Report of Independent Public Accountants..............................................................            F-3

Consolidated Balance Sheet............................................................................            F-4

Consolidated Statement of Operations..................................................................            F-5

Consolidated Statement of Stockholders' Deficit.......................................................            F-6

Consolidated Statement of Cash Flows..................................................................            F-7

Notes to Consolidated Financial Statements............................................................     F-8 - F-18

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of TTR INC.
Kfar Saba, Israel

     We have audited the accompanying consolidated balance sheet of TTR Inc. and its Subsidiary (A Development Stage Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows, and stockholders' deficit for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of TTR Technologies, Ltd., a wholly owned subsidiary, which statements reflect total assets of $692,102 and $218,392 as of December 31, 1996 and 1995, respectively, and net losses of $790,536 and $571,924 for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for TTR Technologies Ltd. is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TTR Inc. and its Subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The financial statements of TTR Technologies, Ltd., a wholly owned subsidiary, have been prepared assuming the subsidiary will continue as a going concern. As discussed in note 3 to the financial statements, the subsidiary has incurred recurring losses since its inception in 1994, and has an accumulated deficit at December 31, 1996 of $1,364,653. These conditions raise substantial doubt about the subsidiary's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          SCHNEIDER EHRLICH & WENGROVER LLP

Woodbury, New York
April 15, 1997, except for Note 18 (f), as to which the date if May 6, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
T.T.R. TECHNOLOGIES LTD.
(A Development Stage Company)

     We have audited the accompanying balance sheet of T.T.R. Technologies Ltd. (a development stage company) (the 'Company') as of December 31, 1996 and 1995 and the related statements of operations, changes in shareholders' deficiency and cash flows for each of the years then ended, for the period December 5, 1994 (date of inception) to December 31, 1994 and for the period December 5, 1994 (date of inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditor's Regulations (Auditors Mode of Performance), 1973. Such auditing standards are substantially identical to generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the above financial statements present fairly in all material respects, the financial position of the Company (a development stage company) as of December 31, 1996 and 1995 and the results of its operations, changes in shareholders' deficiency, and cash flows for each of the years then ended, for the period December 5, 1994 (date of inception) to December 31, 1994 and for the period December 5, 1994 (date of inception) to December 31, 1996, in conformity with accounting principles generally accepted in Israel and in the United States. As applicable to these financial statements, such accounting principles are substantially identical.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency and shareholders' deficiency that raise substantial doubt about its ability to continue as a going concern. The Company's plans are also referred to in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     The financial statements have been translated into dollars for the purpose of their inclusion in the financial statements of T.T.R. Inc.

                                          BDO ALMAGOR & CO.
                                          Certified Public Accountants

Ramat-Gan, Israel,
April 13, 1997 (May 6, 1997 as to Note 19)

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET

                                                                                              DECEMBER 31,
                                                                                        -------------------------
                                                                                           1995          1996
                                                                                        ----------    -----------
                                       ASSETS
Current assets
     Cash............................................................................   $   87,866    $    63,656
     Accounts receivable.............................................................        1,680            507
     Other current assets............................................................       15,939        135,321
                                                                                        ----------    -----------
               Total current assets..................................................      105,485        199,484
Property and equipment -- net........................................................      175,619        373,444
Deferred financing costs, net of accumulated amortization of $76,175 and $181,310,
  for 1995 and 1996, respectively....................................................       77,256         62,101
Deferred stock offering costs........................................................       --            515,664
Due from officer.....................................................................       26,000         26,000
Other assets.........................................................................       18,844         14,995
                                                                                        ----------    -----------
               Total assets..........................................................   $  403,204    $ 1,191,688
                                                                                        ----------    -----------
                                                                                        ----------    -----------

                        LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities
     Current liabilities
          Current portion of long-term debt..........................................   $  528,130    $ 1,065,365
          Short-term borrowings......................................................       --            849,602
          Accounts payable...........................................................       34,958        170,323
          Accrued expenses...........................................................       63,213        443,594
          Interest payable...........................................................       96,023        234,508
                                                                                        ----------    -----------
               Total current liabilities.............................................      722,324      2,763,392
     Long-term debt, less current portion............................................      552,103         22,153
                                                                                        ----------    -----------
               Total liabilities.....................................................    1,274,427      2,785,545
Commitments and Contingencies -- See Notes
Stockholders' Deficit
     Common Stock, $.001 par value; 20,000,000 shares authorized, 2,200,000 and
      3,050,000 issued and outstanding, respectively, including 1,000,000 shares
      placed in escrow...............................................................        2,200          3,050
     Additional paid-in capital......................................................       42,673        405,356
     Cumulative translation adjustments..............................................       22,652         57,696
     Deficit accumulated during the development stage................................     (938,748)    (2,059,959)
                                                                                        ----------    -----------
               Total stockholders' deficit...........................................     (871,223)    (1,593,857)
                                                                                        ----------    -----------
               Total liabilities and stockholders' deficit...........................   $  403,204    $ 1,191,688
                                                                                        ----------    -----------
                                                                                        ----------    -----------

                       See Notes to Financial Statements

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                                    FROM INCEPTION
                                                                     YEAR ENDED DECEMBER 31,      (JULY 14, 1994) TO
                                                                    --------------------------       DECEMBER 31,
                                                                       1995           1996               1996
                                                                    -----------    -----------    ------------------
Revenue..........................................................    $  --         $   --            $  --
Expenses
     Research and development....................................      276,248         344,305            620,553
     Sales and marketing.........................................      248,158         169,840            433,798
     General and administrative..................................      241,461         382,634            644,736
                                                                    -----------    -----------    ------------------
          Total expenses.........................................      765,867         896,779          1,699,087
                                                                    -----------    -----------    ------------------
Operating loss...................................................     (765,867)       (896,779)        (1,699,087)
Other (income) expense
     Loss on investment..........................................       17,000         --                  17,000
     Interest income.............................................      (12,324)        --                 (12,824)
     Interest expense............................................      126,120         224,432            356,696
                                                                    -----------    -----------    ------------------
          Total other (income) expenses..........................      130,796         224,432            360,872
                                                                    -----------    -----------    ------------------
Net loss.........................................................    $(896,663)    $(1,121,211)      $ (2,059,959)
                                                                    -----------    -----------    ------------------
                                                                    -----------    -----------    ------------------
Net loss per share...............................................     $(0.37)        $(0.43)            $(0.79)
                                                                      -------        -------            -------
                                                                      -------        -------            -------
Weighted average number of shares outstanding....................    2,399,793       2,612,582          2,612,582
                                                                    -----------    -----------    ------------------
                                                                    -----------    -----------    ------------------

                       See Notes to Financial Statements

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                                                                                                      DEFICIT
                                                                                       FOREIGN      ACCUMULATED
                                                    COMMON STOCK        ADDITIONAL     CURRENCY       DURING
                                                 -------------------     PAID-IN      TRANSLATION   DEVELOPMENT
                                                  SHARES      AMOUNT     CAPITAL      ADJUSTMENT       STAGE          TOTAL
                                                 ---------    ------    ----------    ----------    -----------    -----------
Balances at July 14, 1994 (date of
  inception)..................................      --        $--        $ --          $ --         $   --         $   --
Issuances of common stock, par value $.001
     Services rendered at $.001 per share.....   1,200,000    1,200                                                      1,200
     Cash at $.0208 per share.................   1,200,000    1,200        23,800                                       25,000
Net loss......................................                                                          (42,085)       (42,085)
                                                 ---------    ------    ----------    ----------    -----------    -----------
Balances at December 31, 1994.................   2,400,000    2,400        23,800        --             (42,085)       (15,885)
Common stock contributed......................    (561,453)    (561 )         561
Issuances of common stock, par value $.001
     Services rendered at $.05 per share......     361,453      361        17,712                                       18,073
Issuance of common stock purchase warrants
     Services rendered at $.04 per warrant....                                600                                          600
Foreign currency translation adjustment.......                                           22,652                         22,652
Net loss......................................                                                         (896,663)      (896,663)
                                                 ---------    ------    ----------    ----------    -----------    -----------
Balances at December 31, 1995.................   2,200,000    2,200        42,673        22,652        (938,748)      (871,223)
Issuances of common stock, par value $.001
     Cash at $.307 per share..................     650,000      650       199,350                                      200,000
     Cash at $.50 per share (net of stock
       offering costs of $11,467).............     150,000      150        63,383                                       63,533
     Cash at $2.00 per share..................      50,000       50        99,950                                      100,000
Foreign currency translation adjustment.......                                           35,044                         35,044
Net loss......................................                                                       (1,121,211)    (1,121,211)
                                                 ---------    ------    ----------    ----------    -----------    -----------
Balances at December 31, 1996.................   3,050,000    $3,050     $405,356      $ 57,696     $(2,059,959)   $(1,593,857)
                                                 ---------    ------    ----------    ----------    -----------    -----------
                                                 ---------    ------    ----------    ----------    -----------    -----------

                       See Notes to Financial Statements

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                         FROM
                                                                                                      INCEPTION
                                                                                                      (JULY 14,
                                                                         YEAR ENDED DECEMBER 31,       1994) TO
                                                                         ------------------------    DECEMBER 31,
                                                                           1995          1996            1996
                                                                         ---------    -----------    ------------
Cash flows from operating activities
     Net loss.........................................................   $(896,663)   $(1,121,211)   $(2,059,959)
     Adjustments to reconcile net loss to net cash used by operating activities:
          Depreciation and amortization...............................      95,298        155,273        256,041
          Translation adjustment......................................        (561)          (967)        (1,528)
          Stock and warrants issued for services......................      18,673        --              18,673
          Increase (decrease) in cash attributable to changes in
            assets and liabilities
               Accounts receivable....................................      (1,422)         1,310           (315)
               Escrow.................................................      14,572        --             --
               Other current assets...................................     (13,492)      (105,222)      (118,714)
               Accounts payable.......................................      40,183        137,825        178,169
               Accrued expenses.......................................      74,638         44,043        119,751
               Interest payable.......................................      91,215        138,485        234,508
                                                                         ---------    -----------    ------------
          Net cash used by operating activities.......................    (577,559)      (750,464)    (1,373,374)
                                                                         ---------    -----------    ------------
Cash flows from investing activities
     Loans receivable.................................................     125,500        --             --
     Purchases of property and equipment..............................    (193,655)      (240,836)      (435,893)
     Increase in organization costs...................................      --            --              (7,680)
                                                                         ---------    -----------    ------------
          Net cash used by investing activities.......................     (68,155)      (240,836)      (443,573)
                                                                         ---------    -----------    ------------
Cash flows from financing activities
     Proceeds from issuance of common stock...........................      --            363,533        389,733
     Loans to officer.................................................      (6,000)                      (26,000)
     Deferred stock offering costs....................................                   (166,099)      (166,099)
     Deferred financing costs.........................................     (78,112)       (89,980)      (243,411)
     Proceeds from short-term borrowings..............................      --            849,602        849,602
     Proceeds from long-term debt.....................................     605,764         25,096      1,114,137
     Payments on long-term debt.......................................     (21,613)       (14,403)       (36,016)
                                                                         ---------    -----------    ------------
          Net cash provided by financing activities...................     500,039        967,749      1,881,946
                                                                         ---------    -----------    ------------
Effect of exchange rates on cash......................................        (350)          (659)        (1,343)
                                                                         ---------    -----------    ------------
Increase (decrease) in cash...........................................    (146,025)       (24,210)        63,656
Cash at beginning of period...........................................     233,891         87,866        --
                                                                         ---------    -----------    ------------
Cash at end of period.................................................   $  87,866    $    63,656    $    63,656
                                                                         ---------    -----------    ------------
                                                                         ---------    -----------    ------------
Supplemental disclosures of cash flow information
     Cash paid during the period for:
          Interest....................................................   $   2,461    $    15,788    $    18,456
                                                                         ---------    -----------    ------------
                                                                         ---------    -----------    ------------

                       See Notes to Financial Statements

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS

     TTR Inc. (the 'Company') was incorporated on July 14, 1994 under the laws of the State of Delaware. TTR Technologies Ltd., ('TTR Israel') was formed under the laws of the State of Israel on December 5, 1994 as a wholly owned research and development subsidiary of the Company.

     The Company is engaged in the development and enhancement of computer software products which it intends to market.

     The Company is considered to be in the development stage and has earned no revenues to date. Business activities to date have focused on product and marketing research, product development, and raising capital.

     The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products and increased marketing efforts and is subject to other risks affecting the business of the Company. (See Note 3).

     In February 1997 the Company closed on an initial public offering (IPO) whereby it sold 860,000 shares of its Common Stock at a price of $7.00 per share and realized net proceeds of approximately $4.7 million after stock offering costs (See Note 18a).

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The  consolidated financial statements include  the accounts of the Company
and  its  wholly  owned  subsidiary,  TTR  Technologies  Ltd.  All   significant
intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

REVENUE RECOGNITION

     The Company anticipates that revenues from software will be recognized upon delivery to the customer, provided that the Company's obligations, if any, are insignificant and collectability is probable. Revenues from maintenance and engineering services will be recognized over the term of the respective contracts.

FOREIGN CURRENCY TRANSLATIONS

     The financial statements of the Company's Israeli subsidiary have been translated into U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board (FASB). Assets and liabilities have been translated at year-end (period-end) exchange rates and statement of operations have been translated at average rates prevailing during the year. The translation adjustments have been recorded as a separate component of shareholders' deficit (cumulative translation adjustment).

NET LOSS PER SHARE

     Net loss per share of common stock is computed based on the weighted average number of common stock and common stock equivalent shares outstanding during the period. Pursuant to SEC rules, common stock and warrants issued for consideration below the proposed public offering price

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

within the twelve months prior to filing a registration statement have been included in the calculation of common stock equivalents, using the treasury stock method, as if they had been outstanding for all periods presented. Shares held in escrow are not treated as outstanding during any period (Note 13).

STATEMENT OF CASH FLOWS

     For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

DEPRECIATION AND AMORTIZATION

     Equipment and leasehold improvements are stated at cost. Equipment is depreciated over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are amortized over the related lease term. Depreciation is computed on the straight-line method.

RESEARCH AND DEVELOPMENT COSTS

     Research and development expenditures are charged to operations as incurred. Software development costs are required to be capitalized when a product's technological feasibility has been established by completion of a working model of the product and ending when a product is available for general release to customers. To date, completion of a working model of the Company's products and general release have substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

INCOME TAXES

     The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' (SFAS No. 109), which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss carryforwards. Deferred tax expense or benefit is recognized as a result of the changes in the assets and liabilities during the year. Valuation allowances are established when necessary, to reduce deferred tax assets to amounts expected to be realized.

DEFERRED STOCK OFFERING COSTS

     Costs incurred in connection with the Company's public offering of common stock will be charged to capital in the period that the offering was completed.

LONG-LIVED ASSETS

     In accordance with SFAS No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of', the Company records impairment losses on long-lived assets used in operations, including goodwill and intangible assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.

RECENT ACCOUNTING PRONOUNCEMENT

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, 'Accounting for Stock-based Compensation'. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, and requires that the Company either recognize in its financial statements costs related to its

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements. The Company has elected to continue to use the intrinsic value-based method of APB Opinion no. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. The adoption of SFAS No. 123 did not have a material effect on the Company's financial position or results of operations.

NOTE 3 -- GOING CONCERN

     The financial statements of the Company's wholly owned subsidiary, TTR Technologies, Ltd., have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. TTR Israel has a limited operating history, has sustained losses since its inception and has an accumulated deficit at December 31, 1996 of $1,364,653. It faces a number of risks, including uncertainties regarding demand and market acceptance of its products, dependence on a single product line, the effects of technological change, competition, and the development of new products. Additionally, there are other risk factors such as the nature of the it's distribution channels, ability to manage growth, loss of key personnel and the effects of planned expansion of operations on the future results of TTR Israel.

     The Company anticipates that TTR Israel will continue to incur significant operating costs and losses in connection with the development of its products and increased marketing efforts and is subject to other risks affecting its business, as discussed above. TTR Israel is not generating sufficient revenues from its operations to fund its activities and is therefore dependent on continued financing from its Parent company through loans. There is no assurance that such financing will be available to TTR Israel. The inability to obtain such financing would have a material adverse effect on the TTR Israel.

NOTE 4 -- OTHER CURRENT ASSETS

     Included in other current assets is $98,432 due from the Office of the Chief Scientist of the Government of Israel (OCS). In November 1996, TTR Israel received an approval from the OCS according to which the OCS will fund certain research and development of the Company by way of grants. The amount of the approved budget is $195,000 and the amount of the approved grant is 50% of the budget. In January 1997, the Company received an advance on account of the grant in the amount of $88,000. On April 8, 1997, the OCS agreed to increase the approved budget to $420,000.

     The Company will be required to pay royalties to the OCS on proceeds from the sale of products derived from the research and development in which the OCS has participated by way of its grant. The royalties are computed at the rate of 3% of the proceeds from such sales, up to a maximum of 150% of the grant.

NOTE 5 -- PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                                       DECEMBER 31,
                                                                                   --------------------
                                                                                     1995        1996
                                                                                   --------    --------
Leasehold improvements..........................................................   $  --       $ 80,085
Office equipment................................................................     22,646      98,938
Computer equipment..............................................................    112,941     168,103
Vehicles........................................................................     59,470      94,358
                                                                                   --------    --------
                                                                                    195,057     441,484
Less: Accumulated depreciation..................................................     19,438      68,040
                                                                                   --------    --------
                                                                                   $175,619    $373,444
                                                                                   --------    --------
                                                                                   --------    --------

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Depreciation expense was $13,560 and $38,669 for the years ended December 31, 1995 and 1996, respectively.

NOTE 6 -- DUE FROM OFFICER

     This amount represents non-interest bearing advances to an officer of the Company.

NOTE 7 -- OTHER ASSETS

     Other assets consist of the following:

                                                                                        DECEMBER 31,
                                                                                     ------------------
                                                                                      1995       1996
                                                                                     -------    -------
Loan receivable, employee.........................................................   $13,468    $11,155
Organization costs, net of accumulated amortization...............................     5,376      3,840
                                                                                     -------    -------
     Total........................................................................   $18,844    $14,995
                                                                                     -------    -------
                                                                                     -------    -------

     The loan receivable represents non-interest bearing advances to an employee of the Company. The loan is to be repaid over a four-year period commencing in 1996.

     Organization costs are being amortized over a five-year period using the straight-line method.

NOTE 8 -- ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                                       DECEMBER 31,
                                                                                    -------------------
                                                                                     1995        1996
                                                                                    -------    --------
Accrued payroll and payroll taxes................................................   $20,128    $ 14,513
Deferred stock offering costs....................................................     --        349,565
Other............................................................................    43,085      79,516
                                                                                    -------    --------
                                                                                    $63,213    $443,594
                                                                                    -------    --------
                                                                                    -------    --------

NOTE 9 -- SHORT-TERM BORROWINGS

     (a) TTR Israel borrowed a total of $50,000 from a bank. Interest on the loan was calculated at the rate of 8% per annum and was repaid in full in December 1996.

     (b) In June 1996, the Company realized net proceeds of $423,552 from a private placement of 10 units of its securities at a purchase price of $50,000 per unit. Each unit consisted of $50,000 principal amount 10% promissory notes and 15,000 shares of its common stock. The Company has allocated $7,500 per unit to the Common Stock sold in the private placement, and the balance to promissory note principal. The difference between the face value of the notes ($50,000) and the amount allocated to note principal represents a discount which is being amortized over the term of the note based upon the interest method. In January 1997, certain of these investors returned a total of 135,000 shares of the Company's Common Stock to treasury. The principal and accrued interest on these notes became due upon the completion of the Company's IPO and was paid in February 1997.

     In connection with this offering a placement agent received a commission of 10% of the gross proceeds and an additional 3% of such proceeds as a non-accountable expense allowance. Certain of the investors in the private placement have an ownership interest in the placement agent.

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     (c) In 1996, the Company borrowed a total of $133,400 in unsecured funds from a private lender. Interest is calculated at the rate of 22% per annum on outstanding financings. The principal and accrued interest became due upon the completion of the Company's IPO and was paid in full in February 1997.

     (d) In December 1996 and January 1997, the Company issued short-term promissory notes aggregating $450,000. Interest is calculated at the rate of 15% per annum. The notes and accrued interest thereon became due upon the completion of the Company's IPO and was paid in full in February 1997.

     Fees totaling $45,000 which have been incurred in connection with this financing are being amortized over the life of the loan using the straight-line method.

NOTE 10 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                     DECEMBER 31,
                                                                               ------------------------
                                                                                  1995          1996
                                                                               ----------    ----------
Bank loans(1)...............................................................   $   39,153    $   46,438
Promissory notes(2).........................................................    1,041,080     1,041,080
                                                                               ----------    ----------
                                                                                1,080,233     1,087,518
Current portion.............................................................      528,130     1,065,365
                                                                               ----------    ----------
Non-current portion.........................................................   $  552,103    $   22,153
                                                                               ----------    ----------
                                                                               ----------    ----------

------------

(1) These loans are denominated in 'NEW ISRAELI Shekel' (NIS), bear interest at the rate of prime plus 2.4%-3% per annum and are secured by substantially all the assets of TTR Israel. Principal payments are due in various installments through 1998.

(2) The Company issued two-year promissory notes aggregating $1,041,080 in a private placement. The notes bear interest at the rate of 10% per annum payable at the maturity date. In connection with this offering the Company issued warrants to the noteholders to purchase up to a total of 174,548 shares of the Company's common stock for $.01 per share. The warrants are exercisable during the period between the effective date and the closing date of the Company's IPO. The Company paid the placement agent, Shane, Alexander, Unterburgher Securities, Inc. (SAU) a commission of 10% of the gross proceeds and an additional 4% of such proceeds as a non-accountable expense. These fees, totaling approximately $145,000, have been capitalized as deferred financing costs and are being amortized over a two-year period using the straight-line method. Amortization was $71,530 and $68,337 for the years ended December 31, 1995 and 1996. In February 1997, the entire principal balance plus accrued interest on these notes was repaid.

     The aggregate maturities of long-term debt for the next three years  ending
December   31,  are  as  follows:  1997  --  $1,065,365;  1998  --  $16,102  and
1999 -- $6,051.

NOTE 11 -- LOSS ON INVESTMENT

     In August 1994, the Company's president contributed to the Company his 22% interest in the common stock of TBR, Inc. (TBR), a Florida corporation. TBR's only asset is a software product developed by its shareholders. TBR has no other assets or liabilities and has had no significant business operations to date. During fiscal 1995, the Company purchased an additional 4.8% of TBR common stock for $17,000, which funds were used in a marketing effort for TBR's software product. As of December 31, 1995, the Company elected to write off its investment in TBR in full.

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- INCOME TAXES

     At December 31, 1996, the Company had available $695,000 of net operating loss carryforwards for U.S. federal income tax purposes which expire in the years 2009 through 2012, and $939,000 of foreign net operating loss carryforwards with no expiration date. Due to the uncertainty of their realization, no income tax benefit has been recorded by the Company for these net operating loss carryforwards as valuation allowances have been established for any such benefits. The use of the U.S. federal net operating loss carryforwards is subject to limitations under section 382 of the Internal Revenue code pertaining to changes in stock ownership.

     Significant components of the Company's deferred tax assets and liabilities for U.S. federal and Israel income taxes are as follows:

                                                                                      DECEMBER 31,
                                                                                 ----------------------
                                                                                   1995         1996
                                                                                 ---------    ---------
Net operating loss carryforwards..............................................   $ 225,000    $ 548,000
Research and developments costs...............................................      65,000       89,000
Accrued vacation and severance................................................      13,000       25,000
                                                                                 ---------    ---------
     Total deferred tax assets................................................     303,000      662,000
     Valuation allowance......................................................    (303,000)    (662,000)
                                                                                 ---------    ---------
     Net deferred tax assets..................................................   $  --        $  --
                                                                                 ---------    ---------
                                                                                 ---------    ---------

     Pre-tax losses from foreign (Israeli) operations were $571,924 and $790,536 for the years ended December 31, 1995 and 1996, respectively.

NOTE 13 -- CAPITAL TRANSACTIONS

CONTRIBUTED SHARES

     In January 1995, the Company's President contributed a total of 561,453 shares of common stock held by him. The Company subsequently cancelled these shares.

WARRANTS

     On May 15, 1995, the Company issued warrants as compensation to a consultant to purchase up to a total of 15,000 shares of the Company's common stock for $.01 per share. The warrants are exercisable until January 15, 2001.

PRIVATE PLACEMENT

     In April 1996, the Company completed a private placement of 650,000 shares of its Common Stock and warrants for an additional 1,000,000 shares, for an aggregate purchase price of $200,000. The warrants are exercisable for a period of three years commencing after the IPO at an exercise price equal to $7.00 per share.

ESCROW SHARES

     An aggregate of 1,000,000 shares of the Company's common stock, owned beneficially by its President, have been designated as escrow shares. The escrow shares are not assignable nor transferable until certain earnings or market price criteria have been met. If the conditions have not been met, such shares will be cancelled and contributed to the Company's capital.

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The escrow shares will be released from escrow on a pro-rata basis, if and only if, one or more of the following conditions are met:

          1. 250,000 shares will be released if the Company's pre-tax income, exclusive of extraordinary items amounts to at least $1,800,000 for the year ended December 31, 1997 or the average bid price of the Common Stock averages in excess of $15 per share for 30 consecutive days during the 12 month period commencing on the date of a proposed public offering.

          2. 300,000 shares will be released if the Company's pre-tax income, exclusive of extraordinary items amounts to at least $4,000,000 for the year ended December 31, 1998 or the average bid price of the Common Stock averages in excess of $20 per share for 30 consecutive days during the 12 month period commencing 12 months from the date of a proposed public offering.

          3. 450,000 shares will be released if the Company's pre-tax income, exclusive of extraordinary items amounts to at least $6,000,000 for the year ended December 31, 1999 or the average bid price of the Common Stock averages in excess of $25 per share for 30 consecutive days during the 12 month period commencing 24 months from the date of a proposed public offering.

     The shares will also be released under certain circumstances of the Company is acquired or merged.

     As shares are released from escrow, they will be accounted for as reissued for services rendered and the fair value of such shares will be charged to operations as compensation expense with an offset to permanent capital. These charges will not be deductible for income tax purposes.

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Financial  Accounting Standards  Board  issued Statement  of  Financial
Accounting  Standards  No.  107,  Disclosures  About  Fair  Value  of  Financial
Instruments, which requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Substantially all of the Company's financial instruments, consisting primarily of short-term Borrowings and promissory notes payable, are carried at, or approximate, fair value because of their short-term nature or because they carry market rates of interest.

NOTE 15 -- RELATED PARTY TRANSACTIONS

     In November 1994, the Company entered into a fourteen-month agreement with SAU to assist in the establishment of a U.S. based sales office and to provide marketing consulting services to the Company. Pursuant to the contract SAU received a fee of $7,900 per month and was issued Warrants to purchase up to 185,000 shares of the Company's Common Stock under the same terms as the promissory note holders. SAU subsequently assigned its rights to the Warrants to certain of the promissory note holders.

     The Company loaned a total of $256,000 to SAU under a short term loan agreement. The loan was repaid in 1995 with interest at the rate of 8% per annum.

NOTE 16 -- COMMITMENTS AND CONTINGENCIES

CONSULTING AND EMPLOYMENT AGREEMENT

     (a) In August 1994, TTR Israel entered into an employment agreement with one of its officers. The agreement has a three-year term which provides for annual compensation of $60,000, subject to adjustment. The agreement may terminate with 60 days prior notice. In the event the termination is without cause then the officer will be entitled to continue to receive his salary for an additional twelve

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

month period. At the end of the initial three-year term, the agreement automatically renews for one-year periods.

     (b) In October 1995, the Company entered into a three-year marketing consulting agreement, pursuant to which the consultant receives a monthly fee of $4,800 per month. On April 15, 1997, the Board of Directors approved the grant of 15,000 shares of its Common Stock to the consultant for consulting services rendered. The Company will record a charge to operations of $223,125 upon the issuance of these shares.

     (c) In December 1995, TTR Israel entered into an employment agreement with its director of product research and development. The agreement has a one-year term, renewable for additional one-year terms. In consideration of eliminating the provision for royalty payments, the agreement was amended to increase the annual base compensation to $96,000 plus fringe benefits. The Company has also agreed to pay a one time bonus of $50,000, subject to completion of the IPO.

     (d) In September 1996, TTR Israel entered into a three-year employment agreement with its Chief Executive Officer. The agreement provides for annual compensation of approximately $100,000, subject to adjustment and is renewable for additional one-year periods at the end of the initial term. Within the initial term the employee may terminate the agreement with 60 days prior notice and with 90 days notice thereafter.

     The Company has also agreed to grant, on the date on which the Company's IPO is declared effective, warrants to purchase up to 217,473 shares of Common Stock, at an exercise price of $.01 per share. The company expects to record deferred compensation expense amounting to $1,522,300 and will amortize this amount over the period that services are provided. The options will vest over a four year period commencing with the date of grant.

     (e) In December 1996, TTR Israel entered into a two-year consulting agreement. The agreement provides for monthly fees of $6,100 and is renewable for one additional year. The agreement may be terminated by either party with 30 days' prior notice. Subsequently the consultant was also granted options to purchase 15,000 shares of the Company's Common Stock at $7.00. The options will vest over a four-year period commencing with the date of grant.

OPERATING LEASES

     On June 1, 1996, the TTR Israel entered into a lease agreement for office space. Future minimum rentals on this lease as of December 31, 1996 are as follows:

DECEMBER 31,
------------
    1997.......................................................................   $ 48,624
    1998.......................................................................     48,624
    1999.......................................................................     48,624
    2000.......................................................................     48,624
    2001.......................................................................     20,260
                                                                                  --------
                                                                                  $214,746
                                                                                  --------
                                                                                  --------

LEGAL MATTER

     In October and November 1996, a claim was made against TTR Israel alleging intellectual property rights infringement. The claim threatens to seek injunctive relief as well as damages in the amount of $1,000,000. The Company has denied any liability and its legal advisors believe the claim is totally without merit.

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 17 -- STOCK OPTION PLAN

     In July 1996, the Board of Directors adopted the Company's Incentive and Non-qualified Stock Option Plan (the 'Plan') and has reserved up to 450,000 shares of Common Stock for issuance thereunder . The Plan provides for the granting of options to officers, directors, employees and advisors of the Company. The exercise of incentive stock options ('ISOs') issued to employees who are less than 10% stockholders shall not be less than the fair market value of the underlying shares on the date of grant or not less than 100% of the fair market value of the shares in the case of an employee who is a 10% stockholder. The exercise price of restricted stock options shall not be less than the par value of the shares to which the option relates. Options are not exercisable for a period of one year from the date of grant. Thereafter, options may be exercised as determined by the Board of Directors, with maximum terms of ten and five years, respectively, for ISOs issued to employees who are less than 10% stockholders and employees who are 10% stockholders. In addition, under the plan, no individual will be given the opportunity to exercise ISO's valued in excess of $100,000, in any calendar year, unless and to the extent the options have first become exercisable in the preceding year. The Plan will terminate in 2006.

     A summary of the status of the Company's stock option plan as of December 31, 1996 and changes during the year ending on that date is presented below:

                                                                                       WEIGHTED
                                                                                       AVERAGE
                                                                                       EXERCISE
                                                                             SHARES     PRICE
                                                                             ------    --------
Options outstanding, January 1, 1996......................................    --         --
Granted...................................................................   5,000       6.00
Canceled..................................................................    --         --
Exercised.................................................................    --         --
                                                                             ------    --------
Options outstanding, December 31, 1996....................................   5,000       6.00
                                                                             ------    --------
                                                                             ------    --------

     Additional information for 1996 with respect to options under the Plan is as follows:

Option price range at end of year..................................................      $6.00
Options exercisable at end of year.................................................          0
Shares of common stock available for future grant..................................    445,000
Weighted-average grant date fair value of options granted during year under the
  minimum value method.............................................................     $1.661
Weighted-average exercise price of options exercisable at end of year..............          0
Weighted-average remaining contractual life of outstanding options at end of
  year.............................................................................    5 years

     In the first quarter of 1997, the Company granted an additional 55,000 incentive stock options exercisable at $7.00-$10.00 per share and 75,000 non-qualified options exercisable at $5.00-$7.00 per share under the Plan.

     On January 1, 1996, the Company adopted SFAS No. 123, 'Accounting for Stock-Based Compensation'. The statement encourages but does not require companies to use the fair value-based method of accounting for stock-based employee compensation plans. Under this method, compensation expense is measured as of the date the awards are granted based on the estimated fair value of the awards, and the expense generally recognized over the vesting period. If a company elects to continue using the intrinsic value-based method under APB Opinion No. 25, pro forma disclosures of net income and earnings per share are required as if the fair value-based method had been applied. Under the intrinsic method, compensation expense is the excess, if any, of the market price as of the grant date over the exercise price of the option. Under the Company's current compensation plan, there is no such excess on the date of grant and therefore, no compensation expense is recorded, except for stock and

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

warrants granted in 1995 on which the Company has recorded stock compensation of $18,673, as determined by the Company's Board of Directors.

     The Company has elected to continue to apply APB Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation expense has been recognized in the Consolidated Statements of Operations related to options issued to employees under the stock option plan. Had compensation expense been determined based on the estimated fair value of the awards at grant dates, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

Net loss
     As reported.....................................................   $(1,121,211)
     Proforma........................................................   $(1,122,249)
Loss per share
     As reported.....................................................     $(.43)
     Proforma........................................................     $(.43)

     In computing pro forma net loss the full impact of calculating compensation expense for stock options under SFAS No. 123 is not reflected in pro forma net loss, since such expense is apportioned over the vesting period of those options as they vest.

     The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted average assumptions: No dividends, an expected life of five years, and a risk-free interest rate of 6.05% for the year ended December 31, 1996.

NOTE 18 -- SUBSEQUENT EVENTS

(A) INITIAL PUBLIC OFFERING

     In February 1997, the Company completed an initial public offering of 860,000 shares of its Common Stock and realized net proceeds of approximately $4,700,000 after stock offering costs. In connection with this offering, the Company sold to the underwriter, for $80, warrants to purchase up to an additional 80,000 shares of the Company's Common Stock at an excersice price equal to $11.20 per share. The Company has also agreed to retain the Underwriter as management and financial consultants for a two-year period at an annual rate of $60,000 per annum, payable in advance. In connection with the IPO, certain securityholders have agreed not to sell their shares for up to two years from the offering date, without the prior written consent of the Underwriter.

(B) CONSULTING AGREEMENT

     In February 1997, TTR Israel entered into an agreement with the University of Arizona ('the University'), to become a sponsor of the Optical Data Storage Center ('ODSC') at the University. Funding for the ODSC is provided by industrial organizations, including TTR Israel. TTR Israel has undertaken to contribute $50,000 to the ODSC each year for a period of three years, payable quarterly. In consideration of this sponsorship, TTR Israel will receive voting power in the decision-making body of the ODSC, proportional to its contribution. The agreement may be terminated by TTR Israel with six months prior notice.

(C) EMPLOYMENT AGREEMENT

     On March 11, 1997, the Company entered into a one-year employment agreement with an officer of the Company. The agreement provides for monthly compensation of $5,000 and is automatically renewable for additional one-year terms. The agreement may be terminated by either party with 30 or 60 days' prior notice during the first and second anniversary, respectively, and with 90 day's notice

                          TTR INC. AND ITS SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

thereafter. The Company has also agreed, subject to underwriters approval, to issue to the employee 50,000 shares of its Common Stock. Pursuant to an escrow agreement, 25,000 shares will be released from escrow on July 31, 1997 and 25,000 on January 31, 1998. The grant of these shares will result in a charge to deferred compensation in the amount of $500,000 which will be amortized over one year.

     The officer was also granted 40,000 qualified and 60,000 nonqualified options to purchase shares of the Company's Common Stock, at an exercise price of $10.00 and $5.00 per share, respectively. The options will vest over a four-year period commencing with the date of grant. The issuance of the nonqualified options will result in a charge to deferred compensation in the amount of $300,000. This amount will be amortized over the vesting period.

(D) CONSULTING AGREEMENT

     On March 1, 1997, the Company entered into a one year consulting agreement which provided for a lump-sum payment of $100,000 to be paid upon signing.

(E) STOCK GRANTS

     On March 11, 1997, the Company issued 5,000 shares of its Common Stock to a consultant. The Company will record compensation in the amount of $50,000 due to the issuance of these shares.

     On April 15, 1997, the Company granted 4,000 shares of its Common Stock to a non-profit entity as a charitable contribution.

(F) LEGAL MATTER

     On March 31, 1997, the Company and TTR Israel were served with claims by and individual demanding, among other things, royalties at the rate of 5% of the proceeds from the sales of products in which the plaintiff claims to have provided consulting services towards its development.

     On May 6, 1997, the Company entered into a settlement agreement whereby the Company will issue the plaintiff 15,000 shares of its Common Stock, subject to the following: (a) If the Company registers any additional shares for sale it will include these shares in its registration statement; (b) Following the registration of these shares and continuing for a 180 day period, if the share price averages in excess $15.50 per share over two consecutive days the Company's obligation to the consultant terminates. If the share price is not met, then during the three days commencing after 180 days the Company will remit to the consultant the difference between $15.50 per share and the actual consideration received. The Company will record an expense of $232,500 due to the issuance of these shares.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 12, 1997.

                                          TTR INC.


                                          By:         /S/ MARC D. TOKAYER
                                               .................................
                                                      MARC D. TOKAYER
                                                   CHAIRMAN AND PRESIDENT

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on May 12, 1997.

                SIGNATURE                                                   TITLE
------------------------------------------  ---------------------------------------------------------------------
           /s/ MARC D. TOKAYER              Chairman of the Board, President (Principal Executive Officer)
 .........................................
             MARC D. TOKAYER

           /s/ ROBERT FRIEDMAN              Chief Financial Officer (Principal Accounting Officer)
 .........................................
             ROBERT FRIEDMAN

             /s/ ARIK SHAVIT                Vice-President; Director
 .........................................
               ARIK SHAVIT

            /s/ BARUCH SOLLISH              Vice-President; Director
 .........................................
              BARUCH SOLLISH